United States
                       Securities and Exchange Commission
                             WASHINGTON, D.C. 20549


                                  Schedule 13G
                              (Amendment No. _8_)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           RIGEL PHARMACEUTICALS, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    766559108
             ------------------------------------------------------
                                 (CUSIP Number)


                                 August 20, 2004
--------------------------------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  766559108                                                                     Page 2 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Partners
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)  X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    --------------------------------------------------------------
Person With                                          (6)      Shared Voting Power       1,097,880
                                                                           Please see Attachment A & Footnote 1
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power    -0-

                                                     --------------------------------------------------------------
                                                     (8)      Shared Dispositive Power  1,097,880
                                                                           Please see Attachment A & Footnote 1
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,097,880         Please see Attachment A and Footnote 1
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         5.91%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

         IA
-------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1: Includes the 837,463 shares of Common Stock and Warrants to purchase
            260,417 shares of Common Stock held by the funds affiliated with Alta Partners and Alta Partners II. See Attachment A.

CUSIP No.  766559108                                                                     Page 3 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Partners II, Inc.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned                                   --------------------------------------------------------------
By Each Reporting                                    (6)      Shared Voting Power       1,097,880
Person With                                                                Please see Attachment A and Footnote 2
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power    -0-

                                                     --------------------------------------------------------------
                                                     (8)      Shared Dispositive Power  1,097,880
                                                                           Please see Attachment A and Footnote 2
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,097,880         Please see Attachment A and Footnote 2
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         5.91%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

         IA
-------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 2: Includes the 837,463 shares of Common Stock and Warrants to purchase
            260,417 shares of Common Stock held by the funds affiliated with Alta Partners and Alta Partners II. See Attachment A.

CUSIP No. 766559108                                                                     Page 4 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Partners, L. P.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    --------------------------------------------------------------
Person With                                          (6)      Shared Voting Power       1,097,880
                                                                           Please see Attachment A & Footnote 3
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power    -0-

                                                     --------------------------------------------------------------
                                                     (8)     Shared Dispositive Power   1,097,880
                                                                           Please see Attachment A & Footnote 3
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,097,880         Please see Attachment A and Footnote 3
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         5.91%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

         PN
-------------------------------------------------------------------------------------------------------------------

Footnote 3: Includes the 837,463 shares of Common Stock and Warrants to purchase
            260,417 shares of Common Stock held by the funds affiliated with Alta Partners and Alta Partners II. See Attachment A.

CUSIP No. 766559108                                                                      Page 5 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Management Partners, L. P.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    --------------------------------------------------------------
Person With                                          (6)      Shared Voting Power       1,097,880
                                                                            Please see Attachment A & Footnote 4
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power    -0-

                                                     --------------------------------------------------------------
                                                     (8)      Shared Dispositive Power  1,097,880
                                                                            Please see Attachment A & Footnote 4
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,097,880         Please see Attachment A and Footnote 4
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         5.91%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)  Type Of Reporting Person

        PN
-------------------------------------------------------------------------------------------------------------------

Footnote 4: Includes the 837,463 shares of Common Stock and Warrants to purchase
            260,417 shares of Common Stock held by the funds affiliated with Alta Partners and Alta Partners II. See Attachment A.


CUSIP No. 766559108                                                                      Page 6 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero Partners, LLC
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    --------------------------------------------------------------
Person With                                          (6)      Shared Voting Power       1,097,880
                                                                            Please see Attachment A & footnote 5
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power    -0-

                                                     --------------------------------------------------------------
                                                     (8)     Shared Dispositive Power   1,097,880
                                                                            Please see Attachment A & footnote 5
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,097,880         Please see Attachment A and Footnote 5
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         5.91%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

          CO
-------------------------------------------------------------------------------------------------------------------

Footnote 5: Includes the 837,463 shares of Common Stock and Warrants to purchase
            260,417 shares of Common Stock held by the funds affiliated with Alta Partners and Alta Partners II. See Attachment A.

CUSIP No. 766559108                                                                      Page 7 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Partners II, L.P.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    --------------------------------------------------------------
Person With                                          (6)      Shared Voting Power       1,097,880
                                                                          Please see Attachment A & Footnote 6
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power    -0-

                                                     --------------------------------------------------------------
                                                     (8)     Shared Dispositive Power   1,097,880
                                                                            Please see Attachment A & Footnote 6
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,097,880         Please see Attachment A and Footnote 6
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         5.91%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

         PN
-------------------------------------------------------------------------------------------------------------------

Footnote 6: Includes the 837,463 shares of Common Stock and Warrants to purchase
            260,417 shares of Common Stock held by the funds affiliated with Alta Partners and Alta Partners II. See Attachment A.

CUSIP No. 766559108                                                                      Page 8 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Management Partners II, LLC.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    --------------------------------------------------------------
Person With                                          (6)      Shared Voting Power       1,097,880
                                                                            Please see Attachment A & footnote 7
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power    -0-

                                                     --------------------------------------------------------------
                                                     (8)      Shared Dispositive Power  1,097,880
                                                                            Please see Attachment A & footnote 7
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,097,880         Please see Attachment A and Footnote 7
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         5.91%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

         CO
-------------------------------------------------------------------------------------------------------------------

Footnote 7: Includes the 837,463 shares of Common Stock and Warrants to purchase
            260,417 shares of Common Stock held by the funds affiliated with Alta Partners and Alta Partners II. See Attachment A.

CUSIP No. 766559108                                                                      Page 9 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero BioPharma Partners II, LLC.
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                                    --------------------------------------------------------------
Person With                                          (6)      Shared Voting Power       1,097,880
                                                                           Please see Attachment A & footnote 8
                                                     --------------------------------------------------------------
                                                     (7)     Sole Dispositive Power    -0-

                                                     --------------------------------------------------------------
                                                     (8)     Shared Dispositive Power  1,097,880
                                                                            Please see Attachment A & footnote 8
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,097,880         Please see Attachment A and Footnote 8
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         5.91%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

         CO
-------------------------------------------------------------------------------------------------------------------

Footnote 8: Includes the 837,463 shares of Common Stock and Warrants to purchase
            260,417 shares of Common Stock held by the funds affiliated with Alta Partners and Alta Partners II. See Attachment A.

CUSIP No. 766559108                                                                        Page 10 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Farah Champsi
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         1,998
Beneficially Owned
By Each Reporting                                    --------------------------------------------------------------
Person With                                          (6)      Shared Voting Power       1,063,157
                                                                            Please see Attachment A & footnote 9
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power     1,998

                                                     --------------------------------------------------------------
                                                     (8)     Shared Dispositive Power    1,063,157
                                                                            Please see Attachment A & footnote 9
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,065,155         Please see Attachment A and Footnote 9
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         5.67%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

         IN
-------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 9: Includes the 837,463 shares of Common Stock and Warrants to purchase
            225,694 shares of Common Stock held by the funds affiliated with Alta Partners II. As a result of the Alta Partners II stock distribution on 8/20/04, the 1999 Farah Champsi Revocable Trust received 1,998 shares of Common Stock.

CUSIP No. 766559108                                                                      Page 11 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Jean Deleage
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         29,038
Beneficially Owned
-By Each Reporting                                    -------------------------------------------------------------
Person With                                          (6)      Shared Voting Power       1,097,880
                                                                            Please see Attachment A & footnote
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power    29,038

                                                     --------------------------------------------------------------
                                                     (8)      Shared Dispositive Power  1,097,880
                                                                            Please see Attachment A & footnote 10
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,126,918    Please see Attachment A and footnote 10
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         5.99%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

         IN
-------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 10: Includes the 837,463 shares of  Common Stock,  Warrants to purchase
             260,417 shares of Common Stock held by the funds affiliated with Alta Partners and Alta Partners II. He received 9,593 shares of Common Stock from the Alta Partners and Alta Partners II stock distribution on 8/20/04. He also holds Stock Options for 19,445 shares of Common Stock. See Attachment A.

CUSIP No. 766559108                                                                      Page 12 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Garrett Gruener
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         15,864
Beneficially Owned
By Each Reporting                                    --------------------------------------------------------------
Person With                                          (6)      Shared Voting Power       34,723
                                                                            Please see Attachment A & footnote 11
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power    15,864

                                                     --------------------------------------------------------------
                                                     (8)      Shared Dispositive Power  34,723
                                                                            Please see Attachment A & footnote 11
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         50,587            Please see Attachment A and footnote 11
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)
         0.27%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

         IN
-------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 11: Includes  Warrants to purchase 34,723  shares of  Common Stock held by the funds affiliated with Alta Partners. He received 15,864 shares of Common Stock from the Alta Partners stock distribution on 8/20/04. See Attachment A.

CUSIP No. 766559108                                                                      Page 13 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alix Marduel
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b) X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power           2,378
Beneficially Owned
By Each Reporting                                    --------------------------------------------------------------
Person With                                          (6)      Shared Voting Power         1,063,157
                                                                            Please see Attachment A & footnote 12
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power      2,378
        `
                                                     --------------------------------------------------------------
                                                     (8)      Shared Dispositive Power    1,063,157
                                                                            Please see Attachment A & footnote 12
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,065,535         Please see Attachment A and Footnote 12
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         5.67%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

         IN
-------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 12: Includes  the  837,463  shares  of  Common  Stock  and  Warrants to purchase 225,694 shares of Common Stock held by the funds affiliated with Alta Partners II. As a result of the Alta Partners II stock distribution on 8/20/04, the Lockard/Marduel Revocable Trust received 2,378 shares of Common Stock.

CUSIP No. 766559108                                                                      Page 14 of 18 Pages
-------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Guy Nohra
-------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                           (b)   X
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------------------------------------------
                             Please see Attachment A
Number Of Shares                                     (5)      Sole Voting Power         15,122
Beneficially Owned
By Each Reporting                                    --------------------------------------------------------------
Person With                                          (6)      Shared Voting Power       34,723
                                                                            Please see Attachment A & footnote 13
                                                     --------------------------------------------------------------
                                                     (7)      Sole Dispositive Power    15,112

                                                     --------------------------------------------------------------
                                                     (8)      Shared Dispositive Power  34,723
                                                                            Please see Attachment A & footnote 13
-------------------------------------------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         49,845            Please see Attachment A and Footnote 13
-------------------------------------------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         0.27%             Please see Attachment A
-------------------------------------------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

         IN
-------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 13: Includes  Warrants  to  purchase 34,723 shares of Common Stock held by the funds affiliated with Alta Partners. As a result of the Alta Partners stock distribution on 8/20/04, the Nohra Living Trust received 11,442 shares of Common Stock and the Nohra 1996 Credit Trust received 3,680 shares of Common Stock.



Item 1.

(a) Name of Issuer: Rigel Pharmaceuticals, Inc. ("Issuer")

(b) Address of Issuer's Principal Executive Offices:

                  1180 Veterans Boulevard
                  South San Francisco, CA 94080

Item 2.

(a) Name of Person Filing:

         Alta Partners ("AP")
         Alta Partners II, Inc. ("AP II")
         Alta California Partners, L.P. ("ACP")
         Alta California Management Partners, L.P. ("ACMP")
         Alta Embarcadero Partners, LLC ("AEP")
         Alta BioPharma Partners II, L.P. ("ABP II")
         Alta BioPharma Management Partners II, LLC ("ABMP II")
         Alta Embarcadero BioPharma Partners II, LLC ("AEBP II")
         Farah Champsi ("FC")
         Jean Deleage ("JD")
         Garrett Gruener ("GG")
         Alix Marduel ("AM")
         Guy Nohra ("GN")

 (b) Address of Principal Business Office:

         One Embarcadero Center, Suite 4050
         San Francisco, CA  94111

 (c) Citizenship/Place of Organization:

         Entities:         AP               California
                           AP II            California
                           ACP              Delaware
                           ACMP             Delaware
                           AEP              California
                           ABP II           Delaware
                           ABMP II          Delaware
                           AEBP II          California

         Individuals:      FC               United States
                           JD               United States
                           GG               United States
                           AM               United States
                           GN               United States


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 766559108

Item 3.        Not applicable.

Item 4         Ownership.

                             Please see Attachment A
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
                               AP        AP II         ACP         ACMP         AEP         ABP II       ABMP II
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(a)     Beneficial         1,097,880   1,097,880    1,097,880   1,097,880    1,097,880     1,097,880    1,097,880
        Ownership
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(b)     Percentage of        5.91%       5.91%        5.91%       5.91%        5.91%         5.91%        5.91%
        Class
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(c)     Sole Voting Power     -0-         -0-          -0-         -0-          -0-           -0-          -0-
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared Voting      1,097,880   1,097,880    1,097,880   1,097,880    1,097,880     1,097,880    1,097,880
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Sole Dispositive      -0-         -0-          -0-         -0-          -0-           -0-          -0-
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared             1,097,880   1,097,880    1,097,880   1,097,880    1,097,880     1,097,880    1,097,880
        Dispositive Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

                            AEBP II        FC          JD           GG           AM           GN
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(a)     Beneficial         1,097,880   1,065,155    1,126,918     50,587     1,065,535      49,845
        Ownership
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(b)     Percentage of        5.91%       5.67%        5.99%       0.27%        5.67%         0.27%
        Class
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(c)     Sole Voting Power     -0-        1,998       29,038       15,864       2,378        15,122
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared Voting      1,097,880    1,063,157   1,097,880     34,723     1,063,157      34,723
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Sole Dispositive      -0-         1,998      29,038       15,864       2,378        15,122
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared             1,097,880    1,063,157   1,097,880     34,723     1,063,157      34,723
        Dispositive Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

Item 5.        Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.       Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:       Joint Filing Statement

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    August 30, 2004


ALTA PARTNERS                                        ALTA CALIFORNIA PARTNERS, L.P.

                                                     By:  Alta California Management Partners, L.P.,


By:      /s/ Jean Deleage                            By:      /s/ Jean Deleage          .
   -----------------------------------------            ------------------------------------------
         Jean Deleage, President                              Jean Deleage, General Partner


ALTA CALIFORNIA MANAGEMENT PARTNERS, L.P.            ALTA EMBARCADERO PARTNERS, LLC



By:      /s/ Jean Deleage                            By:      /s/ Jean Deleage
   -----------------------------------------            -----------------------------------------
         Jean Deleage, General Partner                        Jean Deleage, Member

ALTA  PARTNERS II, INC.

By:      /s/ Jean Deleage
   -----------------------------------------
         Jean Deleage, President

ALTA BIOPHARMA PARTNERS II, L.P.                     ALTA BIOPHARMA MANAGEMENT PARTNERS II, LLC
By: Alta BioPharma Management Partners II, LLC


By:      /s/ Farah Champsi                           By:      /s/ Farah Champsi
   -----------------------------------------            -----------------------------------------
         Farah Champsi, Managing Director                     Farah Champsi, Managing Director

ALTA EMBARCADERO BIOPHARMA PARTNERS II, LLC


By:      /s/ Farah Champsi                                    /s/ Alix Marduel
   -----------------------------------------         --------------------------------------------
         Farah Champsi, Manager                               Alix Marduel


         /s/ Jean Deleage                                    /s/ Guy Nohra
   -----------------------------------------         --------------------------------------------
         Jean Deleage                                        Guy Nohra


         /s/ Garrett Gruener                                 /s/ Farah Champsi
   -----------------------------------------         --------------------------------------------
         Garrett Gruener                                     Farah Champsi

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING



Date:    August 30, 2004


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTA PARTNERS                                       ALTA CALIFORNIA PARTNERS, L.P.


                                                    By:  Alta California Management Partners, L.P.,


By:      /s/ Jean Deleage                            By:       /s/ Jean Deleage          .
   -----------------------------------------            ------------------------------------------
         Jean Deleage, President                              Jean Deleage, General Partner


ALTA CALIFORNIA MANAGEMENT PARTNERS, L.P.            ALTA EMBARCADERO PARTNERS, LLC



By:      /s/ Jean Deleage                            By:      /s/ Jean Deleage
   -----------------------------------------            -----------------------------------------
         Jean Deleage, General Partner                        Jean Deleage, Member

ALTA  PARTNERS II, INC.

By:      /s/ Jean Deleage
   -----------------------------------------
         Jean Deleage, President

ALTA BIOPHARMA PARTNERS II, L.P.                           ALTA BIOPHARMA MANAGEMENT PARTNERS II, LLC
By: Alta BioPharma Management Partners II, LLC


By:      /s/ Farah Champsi                           By:      /s/ Farah Champsi
   -----------------------------------------            -----------------------------------------
         Farah Champsi, Managing Director                     Farah Champsi, Managing Director

ALTA EMBARCADERO BIOPHARMA PARTNERS II, LLC


By:      /s/ Farah Champsi                                    /s/ Alix Marduel
   -----------------------------------------         --------------------------------------------
         Farah Champsi, Manager                               Alix Marduel


         /s/ Jean Deleage                                     /s/ Guy Nohra
   -----------------------------------------            -----------------------------------------
         Jean Deleage                                         Guy Nohra


         /s/ Garrett Gruener                                  /s/ Farah Champsi
   -----------------------------------------            -----------------------------------------
         Garrett Gruener                                     Farah Champsi

                                  Attachment A

Alta Partners provides investment advisory services to several venture capital funds including Alta California Partners, L.P. and Alta Embarcadero Partners, LLC. On August 20, 2004, Alta California distributed 352,434 shares of Common Stock to its general and limited partners, and Alta Embarcadero Partners, LLC distributed 8,049 shares of Common Stock to its members. As a result of the distribution, Alta California Partners, L.P. now beneficially owns Warrants to purchase 33,947 shares of Common Stock, and Alta Embarcadero Partners, LLC now beneficially owns Warrants to purchase 776 shares of Common Stock. The respective general partners and members of Alta California Partners L.P. and Alta Embarcadero Partners, LLC exercise sole voting and investment power with respect to the shares owned by such funds.

Certain  principals  of Alta  Partners are general  partners of Alta  California
Management Partners, L.P. (which is a general partner of Alta California Partners, L.P.), and members Alta Embarcadero Partners, LLC. As general partners and members of such funds, they may be deemed to share voting and investment powers over the shares held by the funds. The principals of Alta Partners disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Alta Partners II, Inc. provides investment advisory services to several venture capital funds including Alta BioPharma Partners II, L.P. and Alta Embarcadero BioPharma Partners II, LLC. On August 20, 2004, Alta BioPharma Partners II, L.P. distributed 403,892 shares of Common Stock to its general and limited partners, and Alta Embarcadero BioPharma Partners II, LLC distributed 14,858 shares of Common Stock to its members. As a result of the distribution, Alta BioPharma Partners II, L.P. now beneficially owns 807,748 shares of Common Stock and Warrants to purchase 217,686 shares of Common stock, and Alta Embarcadero BioPharma Partners II, LLC now beneficially owns 29,715 shares Common Stock and Warrants to purchase 8,008 shares of Common Stock. The managing directors of Alta BioPharma Partners II, L.P. and managers of Alta Embarcadero BioPharma Partners II, LLC exercise sole voting and investment power in respect to the shares owned by such funds.

Certain principals of Alta Partners II, Inc. are managing directors of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.), and managers of Alta Embarcadero BioPharma Partners II, LLC. As managing directors and managers of such entities, they may be deemed to share voting and investment powers over the shares beneficially held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Mr. Jean Deleage, Director, is a managing director of Alta BioPharma Management Partners II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.), a manager of Alta Embarcadero BioPharma Partners II, LLC, a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.), and a member of Alta Embarcadero Partners, LLC. Thus he currently shares voting and dispositive powers over the 807,748 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P., and the 29,715 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners II, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein. As a result of the Alta Partners and Alta Partners II, Inc. stock distributions, Mr. Deleage received a total of 9,593 shares of Common Stock. He holds stock options for 19,445 shares of Common
Stock: options for 8,333 shares were granted on June 30, 2004, options for 8,333 shares were granted on January 26, 2004, options for 1,667 shares were granted on June 26, 2003, options for 556 shares were granted on June 20, 2002 and options for 556 shares were granted on July 19, 2001.

Ms. Farah Champsi is a managing director of Alta BioPharma Management Partners II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.) and a manager of Alta Embarcadero BioPharma Partners II, LLC. Thus she currently shares voting and dispositive powers over the 807,748 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P. and the 29,715 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners II, LLC. She disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of her proportionate pecuniary interests therein. As a result of the Alta Partners II stock distribution on 8/20/04, the 1999 Farah Champsi Revocable Trust received 1,998 shares of Common Stock.

                                                     Page 1 of 2 of Attachment A

Mr. Garrett Gruener is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.) and a member of Alta Embarcadero Partners, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein. Mr. Gruener received 15,864 shares from the Alta Partners stock distribution on 8/20/04.

Dr. Alix Marduel is a managing director of Alta BioPharma Management Partners II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.) and a manager of Alta Embarcadero BioPharma Partners II, LLC. Thus she currently shares voting and dispositive powers over the 807,748 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P. and the 2,915 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners II, LLC. She disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of her proportionate pecuniary interests therein. As a result of the Alta Partners II stock distribution on 8/20/04, the Lockard/Marduel Revocable Trust received 2,378 shares of Common Stock.

Mr. Guy Nohra is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.). He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein. As a result of the Alta Partners stock distribution on 8/20/04, the Nohra Living Trust received 11,442 shares of Common Stock and the Nohra 1996 Credit Trust received 3,680 shares of Common Stock.


Alta Partners and Alta Partners II, Inc. are venture capital firms that share an office in San Francisco. Alta Partners is California Corporation. Alta Partners II, Inc. is a California Corporation. Alta California Partners, L.P. is a Delaware Limited Partnership, Alta Embarcadero Partners, LLC is a California Limited Liability Company, Alta BioPharma Partners II, L.P. is a Delaware
Limited Partnership, and Alta Embarcadero BioPharma Partners II, LLC is a California Limited Liability Company.




















                                                     Page 2 of 2 of Attachment A